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                                                                    Exhibit 99.3


                              SMARTDISK CORPORATION
                             3506 Mercantile Avenue
                              Naples, Florida 34104

                               __________ __, 2003

Dear Stockholder:

      Enclosed are the prospectus dated __________ __, 2003 (the "Prospectus") and other materials relating to a Rights Offering by SmartDisk Corporation (the "Company"). Please carefully review the Prospectus, which describes how you can participate in the Rights Offering. You will be able to exercise your Subscription Rights to purchase additional shares of the Company's Common Stock only during a limited period. You will find answers to some frequently asked questions about the Rights Offering beginning on page __ of the Prospectus. You should also refer to the detailed Instructions for Use of SmartDisk Corporation Subscription Certificates, which is included with this letter. The exercise of Subscription Rights will be irrevocable.

                      SUMMARY OF THE TERMS OF THE OFFERING

      - You will receive 1.25 non-transferable Subscription Rights for each share of the Company's Common Stock you owned on __________ __, 2003. You will not receive fractional Subscription Rights, but the Company will round your number of Subscription Rights down to the nearest whole number. For example, if you own 100 shares of Common Stock, you will receive 125 Subscription Rights. If you own 30 shares of Common Stock, you will receive 37 Subscription Rights.

      - You may purchase one share of Common Stock for each Subscription Right you receive at the Subscription Price of $0.32 per share in cash or by delivery of shares of the Company's Series A Preferred Stock held by you, which will be valued at $1.00 per share. This right is referred to as the Basic Subscription Privilege.

      - If you fully exercise the Basic Subscription Privilege issued to you, you may subscribe for additional shares through the Over-Subscription Privilege. If Subscription Rights holders subscribe to purchase more than a total of 22,238,463 shares, shares purchased through the Over-Subscription Privilege will be allocated as described in the Prospectus.

      - The Rights Offering expires at 5:00 p.m., Eastern Standard Time, on ________ __, 2003. If you do not exercise your Subscription Rights before that time, they will expire and will have no monetary value.

      If your shares are held in your name, a Subscription Certificate is enclosed. If your shares are held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this offering.

      If you do not exercise your Subscription Rights, your ownership in the Company may be diluted. Please see page __ of the Prospectus for a discussion of risk factors associated with the ownership of our Common Stock as well as risks related to the Rights Offering.

      If you have any questions concerning the Rights Offering, please feel free to contact Crystal Revak, our Director, Corporate Communications, at (239) 436-2500 or by e-mail at crystal.revak@smartdisk.com.

                                   Sincerely,
                                   /s/ Michael S. Battaglia
                                   Michael S. Battaglia
                                   President and Chief Executive Officer